Triad Hospitals, Inc	Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income (loss) from continuing operations before minority interests and income taxes	$173.1	$249.0	$50.8	$16.5	$(131.0)
Fixed charges, exclusive of capitalized interest	156.8	156.6	144.0	72.2	78.6

Income (loss) as adjusted	$329.9	$405.6	$194.8	$88.7	$(52.4)

Fixed Charges:
Interest charged to expense	$133.8	$136.7	$127.6	$62.2	$67.7
Portion of rents representative of interest	23.0	19.9	16.4	10.0	10.9

	156.8	156.6	144.0	72.2	78.6
Interest expense included in cost of plant construction	1.8	4.6	4.6	1.7	—

	$158.6	$161.2	$148.6	$73.9	$78.6

Ratios of Earnings to Fixed Charges	2.1	2.5	1.3	1.2	(A)

(A)	Triad’s earnings were insufficient to cover fixed charges by $131.0 million for the year ended December 31, 1999.